Exhibit (a)(1)(H)

January 16, 2018

On January 16, Mallinckrodt announced the launch of an all-cash tender offer to acquire all outstanding shares of Class A common stock (the “Sucampo Shares”) of Sucampo Pharmaceuticals, Inc. (“Sucampo”). As a Sucampo stockholder, you will be receiving an Offer to Purchase, a Letter of Transmittal, and other important documents. You should read these documents carefully and follow their instructions.

To help you better understand the tender offer process, below we have provided some common questions and answers. This document is not intended to give you financial advice or to provide all of the details of the tender offer, but we hope that it will answer some of your questions. We encourage you to read the Offer to Purchase and the related materials closely as they contain the specific details of the tender offer.

Who is offering to purchase my Sucampo Shares?

Sun Acquisition Co., which we refer to as “Purchaser,” is making the offer to purchase all Sucampo Shares. Sun Acquisition Co. is a wholly owned indirect subsidiary of Mallinckrodt plc (“Mallinckrodt”) and was formed solely for the purpose of making the offer (and any activities incidental to the offer).

How many Sucampo Shares are you seeking to purchase in the tender offer?

We are offering to purchase all of the outstanding Sucampo Shares.

Why are you making the offer?

We are making the offer because we want to acquire the entire equity interest of Sucampo. If the offer is completed, Mallinckrodt intends to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Sucampo would cease to be a publicly traded company and would be a wholly owned subsidiary of Mallinckrodt.

How much are you offering to pay and what is the form of payment?

We are offering to pay $18.00 per Sucampo Share, net to the seller in cash, without interest and less any applicable withholding taxes.

Will I have to pay any fees or commissions if I participate in the tender offer?

If you are the record owner of your Sucampo Shares and you directly tender your Sucampo Shares to us, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Sucampo Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Sucampo Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Is there an agreement governing the offer?

Yes. Mallinckrodt, Purchaser, and Sucampo have entered into an Agreement and Plan of Merger, dated as of December 23, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the offer and the subsequent merger of Purchaser with and into Sucampo (the “Merger”). If the conditions to the offer are satisfied or waived and we consummate the offer, we intend to effect the Merger as soon as practicable.

How long do I have to decide whether to tender my Sucampo Shares?

You will have until 8:00 a.m., Eastern time, on February 13, 2018, unless we extend the offer pursuant to the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the offer is earlier terminated pursuant to, and in accordance with, the Merger Agreement. If you hold Sucampo Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware such institutions may establish their own earlier deadline for tendering Sucampo Shares in the offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Sucampo Shares by the Expiration Date.

How will I be notified if the offer is extended?

We will make a public announcement of any extension of the Expiration Date no later than 9:00 a.m., Eastern time, on the next business day after the then-scheduled Expiration Date.

What are the conditions to the offer?

The offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the “Minimum Condition,” which requires that, immediately prior to the Expiration Date, there have been validly tendered (and not validly withdrawn) a number of Sucampo Shares that, when added to the number of Sucampo Shares (if any) then owned by Mallinckrodt or any wholly owned subsidiary of Mallinckrodt (including Purchaser), would represent at least one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the offer. The conditions are described in more detail in the Offer to Purchase.

How do I tender my Sucampo Shares?

If you hold your Sucampo Shares directly as the registered owner, you can (i) tender your Sucampo Shares in the offer by delivering the certificates representing your Sucampo Shares, together with a completed and signed Letter of Transmittal, which will be enclosed with the Offer to Purchase, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Sucampo Shares by following the procedure for book-entry transfer that is set forth in the Offer to Purchase, in either case, no later than the Expiration Date.

If you hold your Sucampo Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Sucampo Shares and give instructions that your Sucampo Shares be tendered. You should contact the institution that holds your Sucampo Shares for more details.

Until what time may I withdraw previously tendered Sucampo Shares?

You may withdraw your previously tendered Sucampo Shares at any time prior to 8:00 a.m., Eastern time, on the Expiration Date. Pursuant to the federal securities laws, Sucampo Shares may also be withdrawn at any time after March 17, 2018, which is the 60th day after the date of the commencement of the offer, unless prior to that date Purchaser has accepted for payment the Sucampo Shares validly tendered in the offer.

How do I withdraw previously tendered Sucampo Shares?

To withdraw previously tendered Sucampo Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary (as described in the Offer to Purchase) while you still have the right to withdraw Sucampo Shares. If you tendered Sucampo Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Sucampo Shares.

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If the offer is completed, will Sucampo continue as a public company?

No. As soon as practicable following the consummation of the offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which Sucampo will be a wholly owned indirect subsidiary of Mallinckrodt and Sucampo Shares will no longer be publicly traded.

Will the offer be followed by the Merger if all of the Sucampo Shares are not tendered in the offer?

If we consummate the offer, then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable pursuant to Delaware law (and in any event on the same day that the offer is consummated), without a vote by Sucampo stockholders.

If I tender my Sucampo Shares, when and how will I get paid?

If the conditions to the offer are satisfied or waived and we consummate the offer and accept your Sucampo Shares for payment, we will pay you an amount equal to the number of Sucampo Shares you tendered multiplied by $18.00 in cash without interest, less any applicable withholding taxes, as promptly as practicable on or after the Expiration Date.

What are the material U.S. federal income tax consequences of tendering Sucampo Shares?

The receipt of cash in exchange for your Sucampo Shares pursuant to the tender offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your own tax advisor as to the particular tax consequences to you of the offer and the Merger.

Who should I call if I have questions about the offer?

D.F. King & Co., Inc. is acting as our information agent for the offer (the “Information Agent”). Sucampo stockholders may call Information Agent toll-free from the U.S. and Canada at (866) 620-0678. Banks and brokers may call collect at (212) 269-5550. Stockholders may also contact the Information Agent by email at SCMP@dfking.com.

Additional Information and Notice to Investors

This Q&A is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Sucampo Shares, nor is it a substitute for the tender offer materials that Mallinckrodt and Purchaser have filed with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer is being made solely by the Offer to Purchase, dated January 16, 2018 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Sucampo Shares. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Sucampo Shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

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THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT THAT HAVE BEEN FILED WITH THE SEC CONTAIN IMPORTANT INFORMATION. HOLDERS OF SUCAMPO’S SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SUCAMPO SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SUCAMPO SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Sucampo’s shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed by Mallinckrodt and Purchaser with the SEC are also available free of charge on the Investor Relations section of its website at www.mallinckrodt.com and copies of the documents filed by Sucampo with the SEC are available free of charge on Sucampo’s website at www.sucampo.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sucampo and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Sucampo or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Sucampo’s and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

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